		Exhibit 12
UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,

(Dollars in thousands)	2012	2011
EARNINGS:
Income before income taxes	$94,650	$65,177
Add (deduct):
Equity in earnings of unconsolidated entities	(21,614)	(20,891)
Distributions from unconsolidated entities	2,822	8,323
Amortization of capitalized interest	205	142
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(6,702)	(5,524)
	$69,361	$47,227
Add fixed charges:
Consolidated interest expense (1)	13,411	15,186
Interest portion (1/3) of consolidated rent expense	11,360	10,644
	$94,132	$73,057

FIXED CHARGES:
Consolidated interest expense (1)	$13,411	$15,186
Capitalized interest	2,423	1,068
Interest portion (1/3) of consolidated rent expense	11,360	10,644
	$27,194	$26,898

RATIO OF EARNINGS TO FIXED CHARGES	3.46	2.72

           (1)   Interest expense on income tax contingencies is not included in fixed charges.